Exhibit 99.1

PRESS RELEASE

Amdocs Limited Reports Record Quarterly Revenue of $833M, Up 3.0% YoY

Delivers Quarterly Diluted Non-GAAP EPS of $0.73, Up 9% YoY

Quarterly Diluted GAAP EPS of $0.64, Up 7% YoY

Key highlights:

•

Second fiscal quarter revenue of $833 million, within the $820-$850 million guidance range. Foreign currency movements negatively affected revenue by approximately $2 million relative to the first quarter of fiscal 2013

•	Second fiscal quarter non-GAAP operating income of $140 million; non-GAAP operating margin of 16.8%; GAAP operating income of $123 million

•

Second fiscal quarter diluted non-GAAP EPS of $0.73, compared to the $0.69-$0.75 guidance range, excluding amortization of purchased intangible assets and other acquisition related costs and equity-based compensation expense, net of related tax effects

•	Diluted GAAP EPS of $0.64 for the second fiscal quarter, compared to the $0.58-$0.66 guidance range

•	Free cash flow of $91 million for the second fiscal quarter

•	Twelve-month backlog of $2.81 billion at the end of the second fiscal quarter, up $10 million from the end of the first quarter of fiscal 2013

•	Repurchased $109 million of ordinary shares during the second fiscal quarter

•	The board of directors approved a $0.13 per share quarterly cash dividend to be paid on July 19, 2013

•

Third quarter fiscal 2013 guidance: Expected revenue of approximately $825-$855 million and diluted non-GAAP EPS of $0.70-$0.76, excluding amortization of purchased intangible assets and other acquisition-related costs and approximately $0.05-$0.06 per share of equity-based compensation expense, net of related tax effects. Diluted GAAP EPS is expected to be approximately $0.60-$0.68

ST. LOUIS – April 30, 2013 – Amdocs Limited (NYSE: DOX) today reported that for its fiscal quarter ended March 31, 2013, revenue was $832.9 million, up 0.8% sequentially from the first fiscal quarter of 2013 and up 3.0% as compared to last year’s second fiscal quarter. Net income on a non-GAAP basis was $119.3 million, or $0.73 per diluted share, compared to non-GAAP net income of $114.7 million, or $0.67 per diluted share, in the second quarter of fiscal 2012. Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition related costs and equity-based compensation expenses of $14.4 million, net of related tax effects, in the second quarter of fiscal 2013 and excludes such amortization and other acquisition related costs, gain on sale of investment and equity-based compensation expenses of $12.8 million, net of related tax effects, in the second quarter of fiscal 2012. The Company’s GAAP net income for the second quarter of fiscal 2013 was $104.9 million, or $0.64 per diluted share, compared to GAAP net income of $101.9 million, or $0.60 per diluted share, in the prior fiscal year’s second quarter.

“We followed-up our strong start to fiscal 2013 by delivering record revenues in the second fiscal quarter. We achieved year-on-year improvement in North America for the second consecutive quarter, driven by AT&T and other key customers. This compensated for currency headwinds, the effects of macroeconomic uncertainty, and longer decision making cycles in Europe. Operating margin remained comfortably within our targeted range, and, with the contribution from our continued share repurchase activity, we delivered non-GAAP earnings per share growth of 9% year-on-year in the second fiscal quarter” said Eli Gelman, chief executive officer of Amdocs Management Limited.

Gelman continued, “During the quarter, we continued to sign new business and achieve key milestones with new and existing customers. For example, we have achieved the first of several important delivery milestones under the pivotal managed transformation with Globe Telecom. Additionally, in the second fiscal quarter we reached key production milestones in the modernization of both US Cellular and Vodafone Netherland’s Business Support Systems. In Broadband, Cable & Satellite, Amdocs has expanded its Comcast relationship to provide managed services for Comcast’s Operational Support Systems, in addition to its billing systems.”

Gelman concluded, “Our free cash flow continues to be strong and we remain focused on efficiently allocating our cash over the long-term. Looking toward the second half of fiscal

2013, we will continue to monitor macroeconomic and industry conditions closely, which include the uncertainty arising from announced M&A activity among operators in North America and macroeconomic pressures, especially in Europe. Based on our current market outlook, we believe that we can perform within the fiscal year 2013 guidance ranges furnished at the beginning of the year and provide an attractive total return to our shareholders.”

Financial Discussion of Second Fiscal Quarter Results

Free cash flow was $91 million for the quarter, comprised of cash flow from operations of $120 million less $29 million in net capital expenditures and other.

Twelve-month backlog, which includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities, was $2.81 billion at the end of the second quarter of fiscal 2013.

Financial Outlook

Amdocs expects that revenue for the third quarter of fiscal 2013 will be approximately $825-$855 million. Diluted earnings per share on a non-GAAP basis for the third fiscal quarter are expected to be $0.70-$0.76, excluding amortization of purchased intangible assets and other acquisition-related costs and approximately $0.05-$0.06 per share of equity-based compensation expense, net of related tax effects. Amdocs estimates GAAP diluted earnings per share for the third fiscal quarter will be $0.60-$0.68.

Quarterly Cash Dividend Program

On April 30, 2013, the Board approved the Company’s next quarterly cash dividend payment and set June 28, 2013 as the record date for determining the shareholders entitled to receive the dividend, which is payable on July 19, 2013.

Conference Call Details

Amdocs will host a conference call on April 30, 2013 at 5:00 p.m. Eastern Time to discuss the Company’s second fiscal quarter results. The call will be carried live on the Internet via the Amdocs website, www.amdocs.com.

Non-GAAP Financial Measures

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other (expense) income, net, non-GAAP income taxes and non-GAAP net income. These non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition related costs;

•	gain on sale of investment;

•	equity-based compensation expense; and

•	tax effects related to the above.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other (expense) income, net, non-GAAP income taxes and non-GAAP net income when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition related costs, gain on sale of investment, equity-based compensation expense and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of service, research and development, selling, general and administrative, operating income, interest and other (expense) income, net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

About Amdocs

For 30 years, Amdocs has ensured service providers’ success and embraced their biggest challenges. To win in the connected world, service providers rely on Amdocs to simplify the customer experience, harness the data explosion, stay ahead with new services and improve operational efficiency. The global company uniquely combines a market-leading BSS, OSS and network control product portfolio with value-driven professional services and managed services operations. With revenue of $3.2 billion in fiscal 2012, Amdocs and its approximately 20,000 employees serve customers in more than 60 countries.

Amdocs: Embrace Challenge, Experience Success.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company’s filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2012 filed on December 11, 2012 and our Form 6-K furnished for the first quarter of fiscal 2013 on February 12, 2013.

Contact:

Elizabeth W. Grausam McDermon

Vice President, Corporate Strategy and Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

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AMDOCS LIMITED

Consolidated Statements of Income

(in thousands, except per share data)

	Three months ended March 31,		Six months ended March 31,
	2013	2012	2013	2012
Revenue:
License	$21,901	$26,238	$40,817	$62,034
Service	811,037	782,690	1,618,480	1,553,904

	832,938	808,928	1,659,297	1,615,938
Operating expenses:
Cost of license	642	995	1,278	1,926
Cost of service	538,094	517,549	1,073,107	1,033,730
Research and development	60,059	60,350	119,419	121,657
Selling, general and administrative	102,683	106,842	210,143	213,179
Amortization of purchased intangible assets and other	8,605	13,320	19,838	26,526

	710,083	699,056	1,423,785	1,397,018

Operating income	122,855	109,872	235,512	218,920
Interest and other (expense) income, net	(1,757)	5,286	(1,865)	1,673

Income before income taxes	121,098	115,158	233,647	220,593

Income taxes	16,186	13,288	29,720	25,992

Net income	$104,912	$101,870	$203,927	$194,601

Basic earnings per share	$0.65	$0.60	$1.26	$1.14

Diluted earnings per share	$0.64	$0.60	$1.25	$1.13

Basic weighted average number of shares outstanding	160,955	169,739	161,569	171,231

Diluted weighted average number of shares outstanding	162,884	170,971	163,239	172,397

Cash dividends declared per share	$0.13	$—	$0.26	$—

AMDOCS LIMITED

Selected Financial Metrics

(in thousands, except per share data)

	Three months ended March 31,		Six months ended March 31,
	2013	2012	2013	2012

Revenue	$832,938	$808,928	$1,659,297	$1,615,938

Non-GAAP operating income	140,169	134,312	277,384	267,119

Non-GAAP net income	119,300	114,703	238,724	225,957

Non-GAAP diluted earnings per share	$0.73	$0.67	$1.46	$1.31

Diluted weighted average number of shares outstanding	162,884	170,971	163,239	172,397

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(in thousands)

	Three months ended March 31, 2013
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of license	$642	$—	$—	$—	$642
Cost of service	538,094	—	(4,470)	—	533,624
Research and development	60,059	—	(975)	—	59,084
Selling, general and administrative	102,683	—	(3,264)	—	99,419
Amortization of purchased intangible assets and other	8,605	(8,605)	—	—	—

Total operating expenses	710,083	(8,605)	(8,709)	—	692,769

Operating income	122,855	8,605	8,709	—	140,169

Income taxes	16,186	—	—	2,926	19,112

Net income	$104,912	$8,605	$8,709	$(2,926)	$119,300

	Three months ended March 31, 2012
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Gain on sale of investment	Tax effect	Non-GAAP
Operating expenses:
Cost of license	$995	$—	$—	$—	$—	$995
Cost of service	517,549	—	(5,763)	—	—	511,786
Research and development	60,350	—	(1,172)	—	—	59,178
Selling, general and administrative	106,842	—	(4,185)	—	—	102,657
Amortization of purchased intangible assets and other	13,320	(13,320)	—	—	—	—

Total operating expenses	699,056	(13,320)	(11,120)	—	—	674,616

Operating income	109,872	13,320	11,120	—	—	134,312

Interest and other (expense) income, net	5,286	—	—	(6,270)	—	(984)

Income taxes	13,288	—	—	—	5,337	18,625

Net income	$101,870	$13,320	$11,120	$(6,270)	$(5,337)	$114,703

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(in thousands)

	Six months ended March 31, 2013
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of license	$1,278	$—	$—	$—	$1,278
Cost of service	1,073,107	—	(9,503)	—	1,063,604
Research and development	119,419	—	(2,000)	—	117,419
Selling, general and administrative	210,143	—	(10,531)	—	199,612
Amortization of purchased intangible assets and other	19,838	(19,838)	—	—	—

Total operating expenses	1,423,785	(19,838)	(22,034)	—	1,381,913

Operating income	235,512	19,838	22,034	—	277,384

Income taxes	29,720	—	—	7,075	36,795

Net income	$203,927	$19,838	$22,034	$(7,075)	$238,724

	Six months ended March 31, 2012
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Gain on sale of investment	Tax effect	Non-GAAP
Operating expenses:
Cost of license	$1,926	$—	$—	$—	$—	$1,926
Cost of service	1,033,730	—	(11,366)	—	—	1,022,364
Research and development	121,657	—	(2,213)	—	—	119,444
Selling, general and administrative	213,179	—	(8,094)	—	—	205,085
Amortization of purchased intangible assets and other	26,526	(26,526)	—	—	—	—

Total operating expenses	1,397,018	(26,526)	(21,673)	—	—	1,348,819

Operating income	218,920	26,526	21,673	—	—	267,119

Interest and other (expense) income, net	1,673	—	—	(6,270)	—	(4,597)

Income taxes	25,992	—	—	—	10,573	36,565

Net income	$194,601	$26,526	$21,673	$(6,270)	$(10,573)	$225,957

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(in thousands)

	As of
	March 31, 2013	September 30, 2012
ASSETS

Current assets
Cash, cash equivalents and short-term interest-bearing investments	$978,157	$1,118,177
Accounts receivable, net, including unbilled of $124,415 and $130,697, respectively	669,531	687,223
Deferred income taxes and taxes receivable	123,428	109,282
Prepaid expenses and other current assets	166,347	126,388

Total current assets	1,937,463	2,041,070

Equipment and leasehold improvements, net	268,962	277,907
Goodwill and other intangible assets, net	1,862,805	1,883,064
Other noncurrent assets	424,447	443,182

Total assets	$4,493,677	$4,645,223

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable, accruals and other	$587,551	$690,823
Short-term financing arrangements	—	200,000
Deferred revenue	160,681	145,184
Deferred income taxes and taxes payable	33,126	29,551

Total current liabilities	781,358	1,065,558
Other noncurrent liabilities	562,747	546,463
Shareholders’ equity	3,149,572	3,033,202

Total liabilities and shareholders’ equity	$4,493,677	$4,645,223

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(in thousands)

	Six months ended March 31,
	2013	2012
Cash Flow from Operating Activities:
Net income	$203,927	$194,601
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	73,623	79,873
Equity-based compensation expense	22,034	21,673
Deferred income taxes	2,879	(8,283)
Excess tax benefit from equity-based compensation	(257)	(127)
Gain on sale of investment	—	(6,270)
Loss from short-term interest-bearing investments	1,680	895
Net changes in operating assets and liabilities:
Accounts receivable	30,051	(36,831)
Prepaid expenses and other current assets	(26,919)	(18,626)
Other noncurrent assets	3,741	(1,299)
Accounts payable, accrued expenses and accrued personnel	(72,007)	8,972
Deferred revenue	8,456	(27,129)
Income taxes payable	(597)	13,888
Other noncurrent liabilities	18,923	3,145

Net cash provided by operating activities	265,534	224,482

Cash Flow from Investing Activities:
Payments for purchase of equipment and leasehold improvements, net	(58,366)	(50,204)
Proceeds from sale of short-term interest-bearing investments	144,612	210,703
Purchase of short-term interest-bearing investments	(223,077)	(192,857)
Cash received from sale of investment	—	6,270
Other	(3,599)	(4,429)

Net cash used in investing activities	(140,430)	(30,517)

Cash Flow from Financing Activities:
Payments under financing arrangements	(200,000)	(250,000)
Repurchase of shares	(212,512)	(256,545)
Proceeds from employee stock options exercised	112,849	53,715
Payments of dividends	(42,152)	—
Payments under capital lease and other	(659)	(248)

Net cash used in financing activities	(342,474)	(453,078)

Net decrease in cash and cash equivalents	(217,370)	(259,113)
Cash and cash equivalents at beginning of period	879,158	831,371

Cash and cash equivalents at end of period	$661,788	$572,258

AMDOCS LIMITED

Supplementary Information

(in millions)

	Three months ended
	March 31, 2013	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012
North America	$601.3	$593.6	$570.4	$558.7	$563.2
Europe	99.3	99.2	113.1	106.5	111.8
Rest of World	132.3	133.6	138.6	143.6	133.9

Total Revenue	$832.9	$826.4	$822.1	$808.8	$808.9

	Three months ended
	March 31, 2013	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012
Emerging Markets Revenue	$98.1	$98.2	$99.9	$101.7	$89.4

	Three months ended
	March 31, 2013	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012
Managed Services Revenue	$439.8	$429.8	$423.7	$426.8	$414.4

	Three months ended
	March 31, 2013	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012
Customer Experience Systems	$789.3	$783.8	$783.1	$766.2	$758.9
Directory	43.6	42.6	39.0	42.6	50.0

Total Revenue	$832.9	$826.4	$822.1	$808.8	$808.9

	As of
	March 31, 2013	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012
12-Month Backlog	$2,810	$2,800	$2,790	$2,760	$2,725

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